Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 2 - 2012

FEBRUARY 27, 2012
FOR IMMEDIATE RELEASE

AURIZON REPORTS MINERAL RESERVE REPLENISHMENT AND MINERAL RESOURCE UPDATE FOR CASA BERARDI MINE

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report the replenishment of mineral reserves and an 81% increase in measured and indicated mineral resources at its Casa Berardi mine, located in north western Quebec, Canada.

Highlights include the following:

•

An increase of 12% in mineral reserves, before mining depletion.  Net of mining depletion, mineral reserves at December 31, 2011 totalled 1,459,000 ounces of gold.

•

An increase of 81% in measured and indicated mineral resources to 1,495,000 ounces of gold and a decrease of 18% in inferred mineral resources to 616,000 ounces of gold.

•

A significant increase in probable mineral reserves in Zones 118 and 123; Zone 118 with an increase of 44% to 301,000 ounces of gold; and Zone 123 with an increase of 92% to 226,000 ounces of gold.  Zones 118 and 123 remain open down dip.

•

A significant increase and conversion from inferred to indicated mineral resources in Zone 160:  indicated mineral resources of 366,000 ounces for the open pit; and indicated mineral resources of 75,000 ounces for underground.

•

An increase of 159,000 ounces of gold in the measured mineral resources of the South West Zone due to a re-interpretation of the data and updated resource calculation.

CASA BERARDI MINE MINERAL RESERVES AND RESOURCES SUMMARY(1) as at December 31,
	2011			2010			2011
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold ounces	Gain (loss) ounces Net of 2011 Production
Mineral Reserves Proven and Probable
Underground	4,685,000	6.7	1,007,000	4,057,000	7.7	1,005,000	2,000
Open pit	3,796,000	3.7	452,000	3,796,000	3.7	452,000	0
Total Mineral Reserves	8,481,000	5.3	1,459,000	7,854,000	5.8	1,457,000	2,000
Mineral Resources Measured and Indicated
Underground	5,115,000	6.5	1,063,000	3,766,000	6.3	759,000	304,000
Open pit	5,752,000	2.3	432,000	715,000	2.9	66,000	366,000
Total Measured & Indicated Resources	10,867,000	4.3	1,495,000	4,481,000	5.7	825,000	670,000
Inferred Mineral Resources	4,947,000	3.9	616,000	3,981,000	5.8	748,000	(132,000)

(1)

See accompanying notes below detailed mineral reserve and mineral resource tables for definitions, parameters, and assumptions.

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 2

“This is the fifth consecutive year that Casa Berardi has renewed or increased mineral reserves.” said George Paspalas, President and CEO, adding “We are confident that our 2012 $9.4 million exploration program will continue to expand and upgrade existing mineral resources.  Casa Berardi continues to confirm that it delivers reliable, sustainable and profitable production that will continue well into the future.”

Casa Berardi Mine

The Casa Berardi gold deposits are located along a five kilometre east-west mineralized corridor.  They include the East and West mines, and the Principal Zones.  The Casa Berardi gold deposits can be classified as an Archean sedimentary-hosted lode gold deposit.  The gold mineralization is superimposed on a continuous graphitic mudrock unit corresponding to the Casa Berardi Fault plane.  Gold occurs mainly south of the Casa Berardi Fault, and occasionally on both sides of the fault.

The mine has produced approximately 1.5 million recovered gold ounces since commencing production in 1986, including 800,300 recovered ounces since Aurizon recommenced production in November 2006.

The mine produced a record of 163,845 ounces of gold in 2011.

Proven and Probable Mineral Reserves have been renewed as a result of the following:

▪

At the West Mine, the 2011 mine production in Zones 113, Lower Inter, North West and 115  have been replaced by gains in mineral reserves primarily from Zone 118 and Zone 123S.

▪

Mineral reserves were estimated using an average long-term gold price of US$1,250 per ounce, compared to US$950 per ounce in 2010 both using a Canadian dollar at parity against the US dollar.  A minimum cut off grade of 3.6 grams of gold per tonne was used for the underground zones, based on long term operating costs and gold prices.  A minimum cut off grade of 1.2 grams and 0.5 grams of gold per tonne was used, respectively, for the East Mine and Principal Zone open pits.  In 2010, the minimum cut off grade was 4.1 grams of gold per tonne for the underground zones.

▪

As a result of the new economic parameters used on mineral reserves (long term operating costs and gold prices), low grade mineral reserves in the South West Zone have increased by 331% of ounces in probable mineral reserves to 46,100 ounces of gold.

▪

As the mining industry is currently experiencing gold prices that are higher than US$1,250 per ounce, the operations periodically mine ore that is not included in mineral reserves as the grades are lower than the long term minimum cut-off grades.

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 3

Changes in Casa Berardi Mineral Reserves

The following table shows the main components of the change in mineral reserves during 2011:

	Tonnes	Gold ounces
Mineral Reserves – December 31, 2010	7,854,000	1,457,000
Resources conversion (1)	1,289,000	177,000
Mining depletion (2)	(661,000)	(175,000)
Mineral Reserves – December 31, 2011	8,481,000	1,459,000

(1)

Resource conversion resulted in the addition of 177,000 ounces to mineral reserves, representing a 12% increase.

(2)

Mining depletion represents mineral reserves mined and processed in 2011 before milling recoveries and exclude 5,000 ounces mined outside of the reserves established at the beginning of the year and, therefore, does not correspond to the actual 2011 gold production of 163,845 ounces.

Mine Plan for Mineral Reserves

•

The mine plan for the current mineral reserves totals 8.5 million tonnes of ore, grading 5.3 grams of gold per tonne to be mined over 9 years (2012 to 2020).  Underground production will come from Zones 113, Lower Inter, 118, 123S, six smaller West Mine zones and the East Mine at an average production rate of 160,000 ounces per year.  Open pit production will originate from the Principal Zone and the East Mine by 2014, at an average rate of 1,000 tonnes per day, and will progressively replace underground production.

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 4

CASA BERARDI MINE MINERAL RESERVE ESTIMATE As at December 31,
	2011			2010
	Tonnes	Grade Grams/ tonne	Gold Ounces	Tonnes	Grade Grams/ tonne	Gold Ounces
Lower Inter (LI)	323,000	6.9	72,000	910,000	8.0	233,200
North West (NW)	42,000	5.5	7,400	42,000	5.8	7,900
113	261,000	8.1	68,300	587,000	8.8	167,000
115	46,000	9.0	13,300	147,000	11.4	54,100
Principal – Open Pit	89,000	6.3	18,000	89,000	6.3	18,000
East mine – Open Pit	407,000	4.2	54,400	407,000	4.2	54,400
East mine - Underground	88,000	6.3	17,800	88,000	6.3	17,800
Total Proven Reserves	1,257,000	6.2	251,100	2,271,000	7.6	552,400

Lower Inter (LI)	69,000	7.4	16,600	30,000	8.2	7,900
South West (SW)	350,000	4.1	46,100	72,000	4.6	10,700
109	121,000	5.6	21,500	114,000	5.7	21,000
111	54,000	4.7	8,200	37,000	5.4	6,400
113	601,000	8.4	162,700	402,000	9.9	127,800
115	56,000	11.9	21,400	0	0.0	0
117S	19,000	7.0	4,300	19,000	7.0	4,300
118	1,473,000	6.4	301,200	1,021,000	6.4	208,600
123S	1,088,000	6.5	225,700	493,000	7.4	117,700
Principal – Open Pit	3,072,000	3.6	352,400	3,072,000	3.6	352,400
East Mine – Open Pit	228,000	3.7	26,800	228,000	3.7	26,800
East Mine - Underground	63,000	8.2	16,500	63,000	8.2	16,500
Low-Grade Development	31,000	3.9	3,900	31,000	3.9	3,900
Total Probable Reserves	7,225,000	5.2	1,207,500	5,583,000	5.0	904,100
Total Proven and Probable Reserves	8,481,000	5.3	1,459,000	7,854,000	5.8	1,457,000

Notes:

1.

Open pit mineral reserves were estimated by BBA and underground mineral reserves were estimated by Aurizon personnel.

2.

Mineral reserves and resources estimates have been completed in accordance with the CIM Standards with regards to mineral reserves and mineral resources estimates. Mineral resources are exclusive of mineral reserves. Mining depletion for 2011 is included in 2011 Mineral reserves.

3.

Mineral Reserves are estimated at a cut-off grade of 3.64 g/t Au for underground, and 1.2 g/t Au for East Mine open pit and 0.5g/t Au for Principal open pit.

4.

Mineral Reserves are estimated using an average long-term gold price of US$1,250 per ounce and a
US$/C$ exchange rate of 1:1.

5.

A minimum mining width of three metres was used.

6.

Totals may not represent the sum of the parts due to rounding.

7.

See Appendix A for additional technical parameters.

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 5

CASA BERARDI MINE MEASURED AND INDICATED MINERAL RESOURCE ESTIMATES As at December 31,
2011				2010
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Measured Mineral Resources
Lower Inter	208,000	6.4	43,000	122,000	5.1	19,800
113	161,000	6.7	35,000	290,000	6.6	61,300
113-5	0	0.0	0	10,000	5.7	1,900
115	300	4.3	50	9,000	4.9	1,500
115-2	0	0.0	0	34,000	12.2	13,200
South West	795,000	6.2	159,300	0	0.0	0
North West	200	4.5	30	9,000	5.0	1,400
Principal - Underground	153,000	7.3	36,000	153,000	7.3	36,000
East Mine – Open Pit	311,000	3.1	31,300	311,000	3.1	31,300
East Mine Underground	216,000	6.5	45,500	216,000	6.5	45,500
Total Measured Resources	1,845,000	5.9	350,300	1,155,000	5.7	211,900
Indicated Mineral Resources
South West	146,000	8.9	41,600	300,000	4.7	45,000
Lower Inter	60,000	7.5	14,400	3,000	8.8	900
Inter	0	0.0	0	124,000	4.4	17,700
109	17,000	4.2	2,300	21,000	4.3	2,900
111	38,000	5.7	6,900	52,000	5.2	8,800
113	339,000	5.7	62,400	46,000	5.1	7,600
113-5	0	0.0	0	2,000	6.0	400
113(S4)	0	0.0	0	245,000	5.5	43,000
115	8,000	4.2	1,100	0	0.0	0
115-2	0	0.0	0	4,000	10.3	1,300
118	802,000	5.5	143,000	518,000	5.2	86,900
123S	279,000	6.3	56,900	136,000	5.4	23,700
Principal Underground	1,257,000	7.4	298,500	1,257,000	7.4	298,500
East Mine – Open Pit	404,000	2.7	34,500	404,000	2.7	34,500
East Mine Underground	90,000	6.3	18,100	90,000	6.3	18,100
160 – Open Pit	5,037,000	2.3	366,000	0	0.0	0
160 Underground	420,000	5.6	75,400	0	0.0	0
152	125,000	5.8	23,200	125,000	5.8	23,200
Total Indicated Resources	9,021,000	3.9	1,144,200	3,327,000	5.7	612,400
Total Measured & Indicated Resources	10,867,000	4.3	1,495,000	4,481,000	5.7	825,000

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 6

CASA BERARDI MINE INFERRED MINERAL RESOURCE ESTIMATES As at December 31,
	2011			2010
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Inferred Mineral Resources
South West	8,000	10.6	2,700	0	0.0	0
104	115,000	6.6	24,500	115,000	6.6	24,500
113(S4)	0	0.0	0	15,000	5.8	2,700
118	716,000	7.0	161,300	369,000	7.9	94,200
123S	477,000	6.8	104,100	909,000	8.0	234,100
Principal – Open Pit	655,000	2.5	53,200	655,000	2.5	53,200
Principal underground	628,000	6.6	132,700	628,000	6.6	132,700
East Mine – Open Pit	310,000	3.0	30,200	310,000	3.0	30,200
East Mine Underground	156,000	9.1	45,600	156,000	9.1	45,600
152	13,000	8.2	3,500	13,000	8.2	3,500
East Mine Cherty	0	0.0	0	225,000	6.8	49,300
160 In Pit Resources	1,704,000	0.6	30,100	131,000	1.7	7,100
160 Underground	165,000	5.3	27,800	455,000	4.8	70,800
Total Inferred Resources	4,947,000	3.9	616,000	3,981,000	5.8	748,000

Notes:

1.

Open pit mineral resources of Principal and East Mine were estimated by BBA. Open pit mineral resources of 160 zone and underground mineral resources of 160 and South West zones were reported in an internal report by InnovExplo-Consulting Firm to Aurizon Mines. The remaining underground mineral resources were estimated by Aurizon personnel.

2.

CIM definitions were followed for Mineral Resources estimates.

3.

Mineral Resources are estimated at cut-off grades of:

•

4 g/t Au for West Mine, Principal Mine and East Mine underground.

•

3 g/t Au for 104 zone in the West Mine. This zone was estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.

•

1.30 g/t Au for the East Mine – Open Pit

•

 0.5g/t Au for the Principal – Open Pit Mineral Resources are estimated using an average long-term gold price of US$950 per ounce, and a US$/C$ exchange rate of 1:1

•

0.3 g/t Au for the 160 zone – Open Pit Mineral Resources are estimated using an average long-term gold price of US$1,250 per ounce, and a US$/C$ exchange rate of 1 :1.

4.

Mineral resources of 113-5 and 113(S4) zones were merged into 113 Zone; 115-2 zone was merged into 115 Zone; Inter zone was merged into South West Zone; East Mine Cherty was merged into 160 Zone.

5.

Minimum mining widths of two to three metres were used.

6.

Mineral Resources are exclusive of Mineral Reserves.

7.

Totals may not represent the sum of the parts due to rounding.

8.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

9.

See Appendix B for additional technical parameters.

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 7

Comparison with 2010 Mineral Resources

The main variance in the mineral resource estimates between 2011 and 2010 are as follows:

•

Geological re-interpretation of mineralized zones after drilling programs (Zone 113, Lower Inter and mainly 118, 123S, 160 open pit and underground) and new resource calculations.

•

Geological re-interpretation and a new 3D block model of mineralized Zone South West.

•

Conversion of inferred mineral resources (-132,000 oz) into indicated and measured (+670,000 oz); or of indicated into measured mineral resources.

•

Conversion of mineral resources (-212,000 oz) into mineral reserves (+200,500 oz) after completion of economic mining plan for Zones 118 and 123S.

•

Mining depletion of mineral resources (-4,900 oz from Zone 113).

Outlook

Aurizon intends to utilize its strong cash flow to upgrade mineral resources to mineral reserves in order to extend and optimize the current mine plan.

In addition to the Principal Zone’s open pit reserves, there are measured and indicated mineral resources that are located beneath the pit shell totalling 1,411,000 tonnes at an average grade of 7.4 grams per tonne, for 334,500 ounces of gold, and inferred mineral resources totalling 628,000 tonnes at an average grade of 6.6 grams per tonne, for 132,700 ounces of gold.  The Company plans to drill these zones in 2012 from the 280 metre track drift to assess the potential of establishing a mineral reserve that can be mined from underground.

Aurizon has also increased and converted inferred mineral resources into indicated mineral resources in Zone 160.  Aurizon intends to complete a scoping study to assess the relative risks and opportunities of mining Zone 160 by open pit.

The 550 level exploration track drift will be utilized as a drilling platform to extend the continuity between the Principal Zone and Zones 118 and 123S.

In 2012, $16.7 million is budgeted for the deepening of the West Mine production shaft a further 285 metres to provide access to the lower portion of the 113, 118 and 123 Zones.  The shaft, currently at a depth of 795 metres, will be extended to approximately 1,080 metres below surface, which will provide access at the 1,010 metre level to develop a drift from the shaft to Zones 118 and 123.  The shaft deepening is expected to be completed near the end of 2012 and commissioned by the first quarter of 2013.

Quality control

Underground mineral reserve and resource estimates, implementation and the quality control program were prepared and supervised by Sylvain Picard P. Eng., Principal Mine Geologist for Casa Berardi, and a “qualified person” as defined by the National Instrument 43-101.

Mineral reserve and resource estimates for the Principal Mine and East Mine open pits were prepared by BBA Inc.  The “qualified person” for BBA Inc., as defined by National Instrument 43-101, is Patrice Live, Eng.

Information of a technical and scientific nature in the press release has been prepared under the supervision of Christian Bourcier, P. Eng., General Manager for Casa Berardi, and a “qualified person” as defined by the National Instrument 43-101.

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 8

Additional Information

One sketch is attached showing the updated mineral reserve and resource outlines at the Casa Berardi Gold Mine.  Two appendices attached to this release detail the technical parameters used for the mineral reserve estimates (Appendix A) and the mineral resource estimates (Appendix B).  All other information previously released on Casa Berardi is also available on the Aurizon website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 9

FORWARD-LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2012 Casa Berardi mine plan and estimates of gold production, grade and long-term average gold prices, anticipated effect of completed drill results on the Casa Berardi project, planned work programs, completion of a scoping study, strategic plans, profitability, future upgrading of mineral resources, completion of deepening of the West Mine production shaft and expected outcomes.  Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserve and resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the Appendices attached to this news release and the technical report for the property that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. The Company is required to describe mineral reserves associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "proven" or "probable", which categories of reserves are recognized by Canadian regulations but differ from those definitions recognized by the United States Securities and Exchange Commission ("SEC").  Further, the Company is required to describe mineral resources associated with its properties utilizing CIM definitions of “measured”, "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the SEC.

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term “measured” and "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 10

APPENDIX A

Technical Parameters – Mineral Reserve Estimate

The technical parameters for the mineral reserve estimate are as follows:

•

Mineral reserve estimations were based on 3D block models for all zones except the South West Zone; the few remaining zones that were estimated using 2D polygonal methods are not included in mineral reserves.

•

For the underground operation, the selected mining method is usually Sequential Transversal and Longitudinal Long Hole when the vein is larger than 10 metres and Longitudinal Long Hole Retreat when the vein is less than 10 metres.  The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.

•

Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method.  The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry.  In addition, each stope was assigned a backfill dilution percentage based on number of walls of fill and type of mucking floor.  Dilution quantities were estimated for each stope, including hanging wall/footwall sloughage, and backfill dilution, where applicable. As a result, the dilution averages 20.5%

•

Extraction was estimated at 90% for primary stopes, and 95% for secondary stopes.

•

A minimum cut off grade of 3.6 grams of gold per tonne was used based on long term operating costs and gold prices for most of the underground zones in the West Mine; except for zones 118 and 123S, where cut off grades of 4.5 and 4.7 grams of gold per tonne, respectively, were applied based on long term operating costs.  For the East Mine crown pillar and for Principal open pit, a minimum cut off grade of 1.2 and 0.5 grams of gold per tonne was respectively used based on long term operating costs and gold prices.

•

Bulk density is different for each zone and is based on density determinations.  Bulk density varies from 2.70 tonnes per cubic metre (e.g. Zone 113) to 2.90 tonnes per cubic metre (e.g. Principal Zones).  A bulk density of 2.77 tonnes per cubic metre was used for zones that have no density determinations (e.g. East Mine) and is based on historical data.

•

Mineral reserves are estimated using an average long-term gold price of US$1250 per ounce and a US$/C$ exchange rate of 1:1.

•

Minimum underground mining widths of three metres were used.

•

West Mine mineral reserves are based on new information acquired from the definition drilling completed in 2011. Information from the definition drilling is being used to outline the precise ore stope dimensions.  Footwall drifts, which are set 20 metres apart vertically, are being used as the collar locations of the current drill program.

•

East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  Open pit optimization and detailed design were updated in 2008.  A dilution factor of 20% was applied to open pit mineralization within the pit design, and above the 1.2 grams of gold per tonne cut-off grade.  It is anticipated that the East mine crown pillar open pit will have a depth of 80 metres.  The zone is covered by 18 metres of silt and clay overburden.  Stripping ratio is estimated at 17:1.

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 11

•

The East Mine underground reserves are based on a plan to re-establish access to old workings, and mine pillars and levels left behind during previous operations.  Stope sizes are not standardized.  Mining methods include longhole stoping where access can be attained for both top and bottom cuts and cut and fill methods where only undercuts are accessible.

•

Principal open pit reserves are contained in a 150 metre crown pillar.  Open pit optimization and detailed design were generated in 2010.  A dilution factor of 10% was applied to open pit mineralization within the pit design, and above the 0.5 gram of gold per tonne cut-off grade.  The zone is covered by an average of 45 metres of silt and clay overburden.  Stripping ratio is estimated at 14.6:1.

Appendix B

Technical Parameters – Mineral Resource Estimate

The technical parameters for the mineral resource estimate are as follows:

•

Open pit mineral resources of Principal and East Mine were estimated by BBA. Open pit mineral resources of 160 zone and underground mineral resources of 160 and South West zones were reported in an internal report by InnovExplo-Consulting Firm to Aurizon Mines. The remaining underground mineral resources were estimated by Aurizon personnel.

•

Mineral resources are estimated using an average long-term gold price of US$1,250 per ounce, and a US$/C$ exchange of 1:1.

•

Grade estimation was usually carried out from 3D block solids. Drill holes as well as development samples were used for grade interpolation.  The small zone 104 was estimated previously by Aurizon, using 2D polygonal on longitudinal sections and has been reviewed by Scott Wilson RPA in 2010.

•

Different minimum cut off grades were used as follows:

▪

4.0 grams of gold per tonne was used based on long term operating costs and gold prices for most of the underground zones in the West Mine, for the underground Principal Zone and the underground East Mine.

▪

3.0 grams of gold per tonne was used for small zone 104 previously estimated by 2D polygons on longitudinal sections.

▪

1.3 grams of gold per tonne was used based on long term operating costs and gold prices for most of the open pit crown pillar at the East Mine.

▪

0.5 grams of gold per tonne was used based on long term operating costs and gold prices for the crown pillar at the Principal Mine.

▪

0.3 grams of gold per tonne was used based on long term operating costs and gold prices for the crown pillar at the 160 Zone.

•

A total of 38 mineralized zones have been modeled at the Principal Zone.  As the mineralized system extends close to surface bedrock and the mineralized zones are close enough to each other to envisage open pit mining, the zones were modeled by using 0.5 gram of gold per tonne threshold.  The current block size is 1.25 metres north-south by 2.5 metres east-west by 5.0 metres vertical.  The host rock is of volcanic and sedimentary origin.

•

Bulk density is different for each zone and is based on density determinations.  Bulk density varies from 2.70 tonne per cubic metre (e.g. Zone 113) to 2.90 tonne per cubic metre (e.g. Principal Zones).  A bulk density of 2.77 tonne per cubic metre was used for zones that have no density determinations (e.g. East Mine) and is based on historical data.

•

Minimum underground mining widths of two to three metres.

News Release – February 27, 2012 Aurizon Reports Mineral Reserve Replenishment and Mineral Resource Update for Casa Berardi Mine	Page | 12

CASA BERARDI MINE
Composite Longitudinal Section
4 km
P. Crown Pillar
E. Crown Pillar
P. Underground
E. Underground
INTER.
NW.
SW
111
113
115
117S
123S
118
109
104
152
160
CHERTY
810m Exp. Drift
1010m Trolley Drift
4600m
4200m
3800m
-400m
-800m
-1200m
Proven & Probable Reserves : 1,459,000 oz
Measured & Indicated Resources : 1,495,000 oz
Inferred Resources : 616,000 oz
West Mine & 113 Area
118-123 & Principal Area
East Mine Area
10400E
12000E
13600E
15200E
0 0.5 km
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
AURIZON
MINES LTD.
CASA BERARDI
QUEBEC
Mineral Reserves & Resources
as of December 31, 2011

Reference: News Release Issue No. 2 - 2012